N18F1FORM











                    SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, DC 20549




                               FORM N-18F-1



               Notification of Election Pursuant to Rule 18f
                 Under the Investment Company Act of 1940




                               WESMARK FUNDS
                        (Exact Name of Registrant)





                         NOTIFICATION OF ELECTION

   The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                 SIGNATURE

   Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this Notification of Election to be duly executed on its behalf in the City of Pittsburgh and the Commonwealth of Pennsylvania on the 8th day of November, 1996.



WESMARK FUNDS



By:  /s/C. Todd Gibson
   C. Todd Gibson
   Assistant Secretary
   Attorney In Fact
   for John F. Donahue,
   Chairman and Trustee